Exhibit 99.1

EXECUTION VERSION

SUPPLEMENT AND AMENDMENT TO

THIRD AMENDED AND RESTATED

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This SUPPLEMENT AND AMENDMENT TO THIRD AMENDED AND RESTATED MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of November 27, 2013 (the “Effective Date”), by and between GAMESA WIND US, LLC, a Delaware limited liability company (“Seller”) and successor in interest to Gamesa Energy USA, LLC, and ALGONQUIN POWER FUND (AMERICA) INC., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to, individually, as a “Party” or, collectively, as the “Parties.”

RECITALS

A. Seller and Buyer are parties to that certain 51% Membership Interest Purchase and Sale Agreement, dated as of December 30, 2011, as amended and restated as of March 8, 2012, as further amended and restated as of June 29, 2012, as further amended and restated by the Third Amended and Restated Membership Interest Purchase and Sale Agreement, dated as of October 9, 2012, and as amended on December 10, 2012 (as amended, the “60% MIPSA”), pursuant to which Buyer purchased sixty percent (60%) of the issued and outstanding membership interests of Wind Portfolio Sponsorco, LLC (“Sponsor”).

B. Seller desires to sell, and Buyer desires to purchase, the remaining forty percent (40%) of the issued and outstanding membership interests of Sponsor, as well as the Capacity Payment Interest (all such membership interests and the Capacity Payment Interest, collectively, the “Purchased Interests”), in accordance with the terms and conditions of this Agreement.

C. The Parties desire to amend the 60% MIPSA as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used herein, but not defined, shall have the meanings ascribed to such terms in the 60% MIPSA; provided, however, that the terms “Capital Account,” “Capacity Payment Interest,” and “Percentage Interest” shall have the meanings ascribed to such terms in the Sponsor LLC Agreement; and provided, further, that the term “Knowledge” when used with respect to Seller shall mean the actual knowledge of the individuals listed on Exhibit D, after due inquiry, and not the individuals listed on Exhibit A to the 60% MIPSA.

ARTICLE II

PURCHASE AND SALE; CLOSING

2.1 Purchase and Sale. At the Closing (as such term is defined in Section 2.3), and subject to the terms and conditions hereof, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, the Purchased Interests.

2.2 Purchase Price; Distributions. The purchase price for the Purchased Interests shall be US$117 million (the “Purchase Price”), payable by Buyer to Seller at the Closing by wire transfer of immediately available funds to one or more accounts pursuant to wire transfer instructions provided by Seller to Buyer at least two (2) Business Days in advance of the Closing Date. In addition to the Purchase Price, Buyer shall pay to Seller, promptly after the receipt thereof, Seller’s portion of the distributions to Sponsor from Holdings allocable to periods prior to October 1, 2013, and any other amounts allocable to Seller for periods prior to October 1, 2013, in each case received by Sponsor or Buyer after the Closing Date.

2.3 Closing. The closing of the purchase and sale of the Purchased Interests hereunder (the “Closing”) shall take place at the offices of Orrick, Herrington & Sutcliffe LLP in New York City, New York, commencing at 9:00 a.m. local time on the later of (i) January 2, 2014, and (ii) the second (2nd) Business Day following the satisfaction or waiver of all applicable conditions to the obligations of the Parties to consummate the transaction pursuant to Section 5.1 and Section 5.2 (other than those conditions that by their nature are to be satisfied at the Closing but subject to satisfaction of such conditions at the Closing), or at such other date, time and location as Buyer and Seller may mutually agree (the “Closing Date”).

2.4 Closing Deliverables by Seller. At the Closing, Seller shall deliver to Buyer the following:

(a) An assignment instrument for the conveyance of the Purchased Interests, reasonably satisfactory in form and substance to the Parties (the “Assignment Instrument”), duly executed by Seller;

(b) An amendment to the Asset Management and BOP Operations Services Agreement for each Project Company, in the form attached hereto as Exhibit A (the “AMBOSA Amendments”), duly executed by Seller;

(c) An amendment to the O&M Agreement for each Project Company, in the form attached hereto as Exhibit B (the “OMA Amendments”), duly executed by the Operator;

(d) An amendment to the Turbine Supply Agreement for each Project Company, in the form attached hereto as Exhibit C (the “TSA Amendments”), duly executed by the Turbine Supplier; and

(e) A resignation from each Seller-appointed member of Sponsor’s Management Committee, signed as of the Closing Date.

2.5 Closing Deliverables by Buyer. At the Closing, Buyer shall deliver to Seller the following:

(a) The Assignment Instrument, duly executed by Buyer;

(b) The AMBOSA Amendments, duly executed by the Project Companies;

(c) The OMA Amendments, duly executed by the Project Companies; and

(d) The TSA Amendments, duly executed by the Project Companies.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer, as of the Effective Date and as of the Closing, as follows:

3.1 Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

3.2 Authority; Enforceability. Seller has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller, and the consummation by Seller of the transactions contemplated hereby, have been duly authorized by all necessary entity action required on the part of Seller. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such terms may be limited by (a) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws affecting creditors’ rights generally or (b) general principles of equity, whether considered in a proceeding in equity or at law.

3.3 No Violation; Consents. Except as contemplated in this Section 3.3, neither the execution, delivery and performance by Seller of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with any provision of the organizational documents of Seller; (b) violate or require any filing or notice under any provision or requirement of any federal, state or local Law applicable to Seller; (c) violate in any material respect, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under, any material agreement or instruments to which Seller is a party; or (d) result in the creation or imposition of an Encumbrance upon the Purchased Interests. No consent, filing, notice, authorization, or approval of any Governmental Authority or other Person on the part of Seller is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (x) an Order from FERC under the FPA authorizing the transfer of the Purchased Interests contemplated hereby, (y) the “Consent of the Members” (as defined in the Holdings LLC Agreement) under the Holdings LLC Agreement to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments and a waiver by the Class A Members of the requirements for the delivery of (A) the instrument described in Section 9.3(a)(ii) of the Holdings LLC Agreement and (B) opinions as set forth in Section 9.3(c) of the Holdings LLC Agreement (unless such opinions are to be delivered as of the Closing Date), and (z) the consent of the Energy Hedge Provider under the Energy Hedges to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments.

3.4 Legal Proceedings. There are no Actions pending or, to Seller’s Knowledge, threatened against Seller or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

3.5 Bankruptcy. There is no bankruptcy, reorganization, or insolvency Action pending against, being contemplated by or threatened against Seller.

3.6 Title; Encumbrances. Seller holds good title to the Purchased Interests, free and clear of all Encumbrances, except for (i) rights set forth in this Agreement and the Second Amended and Restated Operating Agreement of Sponsor, dated October 9, 2012 (as amended, the “Sponsor LLC Agreement”), (ii) Encumbrances created as a result of the Pledge Agreement and (iii) restrictions on transfer imposed by applicable securities laws. Except for this Agreement, the rights set forth in the Sponsor LLC Agreement and the Pledge Agreement, neither Seller nor any of its Affiliates has any Contract, arrangement or commitment (contingent or otherwise) to sell, transfer or otherwise dispose of all or any portion of the Purchased Interests. The Purchased Interests are validly issued and duly authorized and, upon the Closing, Buyer will acquire good title to the Purchased Interests, free and clear of all Encumbrances except for restrictions on transfer imposed by applicable securities laws and Encumbrances created by Buyer.

3.7 Brokers’ Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Buyer without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid Action by any Person against Buyer or any of its Affiliates for a finder’s fee, brokerage commission or similar payment.

3.8 Affirmation of 60% MIPSA Representations and Warranties. All representations and warranties made by Seller under the 60% MIPSA are true and correct, except for any failure to be true and correct (a) of which Buyer has Knowledge as of the Effective Date or (b) resulting from the negligence or willful misconduct of Buyer, or any entity that was or is, at the time of such negligence or willful misconduct, an Affiliate of Buyer, in the exercise of duties or responsibilities with respect to the Subject Companies.

3.9 [Redacted]

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the Effective Date and as of the Closing, as follows:

4.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2 Authority; Enforceability. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer, and the consummation by Buyer of the transactions contemplated hereby, have been duly authorized by all necessary entity action required on the part of Buyer. This Agreement has been duly executed and delivered by Buyer. This Agreement constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such terms may be limited by (a) bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws affecting creditors’ rights generally or (b) general principles of equity, whether considered in a proceeding in equity or at law.

4.3 No Violation; Consents. Except as contemplated in this Section 4.3, neither the execution, delivery and performance by Buyer of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with any provision of the organizational documents of Buyer; (b) violate or require any filing or notice under any provision or requirement of any federal, state or local Law applicable to Buyer; or (c) violate in any material respect, result in a breach of, constitute (with due notice or lapse of time or both) a default or cause any obligation, penalty, premium or right of termination to arise or accrue under, any material agreement or instruments to which Buyer is a party. No consent, filing, notice, authorization, or approval of any Governmental Authority or other Person on the part of Buyer is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (x) an Order from FERC under the FPA authorizing the transfer of the Purchased Interests contemplated hereby, (y) the “Consent of the Members” (as defined in the Holdings LLC Agreement) under the Holdings LLC Agreement to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments and a waiver by the Class A Members of the requirements for the delivery of (A) the instrument described in Section 9.3(a)(ii) of the Holdings LLC Agreement and (B) opinions as set forth in Section 9.3(c) of the Holdings LLC Agreement (unless such opinions are to be delivered as of the Closing Date), and (z) the consent of the Energy Hedge Provider under the Energy Hedges to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments.

4.4 Legal Proceedings. There are no Actions pending or, to Buyer’s Knowledge, threatened against Buyer or any of its assets and properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

4.5 Bankruptcy. There is no bankruptcy, reorganization, or insolvency Action pending against, being contemplated by or threatened against Buyer.

4.6 Regulatory Status. Buyer is a “public utility” within the meaning of the FPA, a “subsidiary company” of a “holding company” within the meaning of PUHCA, and a “foreign person” for purposes of Schedule 721 of the Defense Production Act of 1950, as amended. Buyer is not subject to state Laws or regulations respecting the rates or the financial or organizational regulation of electric utilities. Buyer is not an “investment company” or a company “controlled” by an investment company within the meaning of the Investment Company Act of 1940. Buyer is not an OFAC Blocked Person.

4.7 Accredited Investor; Investment. Buyer is an “accredited investor” within the meaning of Regulation D under the Securities Act, and the rules and regulations promulgated thereunder. Buyer acknowledges that the Purchased Interests have not been, and are not contemplated to be, registered under any federal, state or local or international securities Laws (collectively, “Securities Laws”), and may not be resold unless permitted under applicable exemptions contained in the Securities Laws or upon satisfaction of the registration or qualification requirements of the Securities Laws. Buyer acknowledges and agrees that it must bear the economic risk of its investments under this Agreement for an indefinite period of time since such investments have not been registered or qualified under the Securities Laws, and, therefore, cannot be sold unless they are subsequently registered or exemptions from registration or qualification are available. Buyer is not acquiring such investments with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Buyer, together with its members, managers, directors and executive officers and advisors, is familiar with investments of the nature of the investments contemplated under this Agreement, understands that these investments involve substantial risks, has adequately investigated the Projects and the Subject Companies, and has substantial knowledge and experience in financial and business matters, including, without limitation, energy power (including wind energy) production projects, such that it is capable of evaluating, and has evaluated, the merits and risks inherent in entering into the transactions contemplated under this Agreement, and is able to bear the economic risks of such investment.

4.8 Brokers’ Fees. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyer directly with Seller without the intervention of any Person on behalf of Buyer in such manner as to give rise to any valid Action by any Person against Seller or any of its Affiliates for a finder’s fee, brokerage commission or similar payment.

4.9 Due Diligence Investigation and Other Acknowledgements. Buyer acknowledges and agrees that it has independently conducted its due diligence and, in consummating the transactions contemplated by this Agreement is not relying on any representations or warranties whatsoever, express, implied, at common law, statutory or otherwise, except the representations and warranties of Seller contained in this Agreement, in the Transaction Documents and the certificates, Schedules and other documents executed and delivered by Seller under this Agreement and the other Transaction Documents, and its own independent due diligence, including its inspections and investigations, as to the condition and suitability of the Sites, the Subject Companies and the Projects, Liabilities, results of operations, condition (financial or otherwise) and prospects of the Subject Companies and the Projects. Buyer is familiar with the federal, state and local statutes, Laws, rules and regulations applicable to the Subject Companies and the Projects and Buyer has the expertise necessary to independently evaluate the condition, operation, suitability, performance and prospects of the Subject Companies and the Projects.

4.10 Tax Status of Buyer. Buyer is not treated as a “tax-exempt entity” or “tax-exempt controlled entity” within the meaning of Section 168(h) of the Code.

4.11 Funding. At Closing, Buyer will have liquid capital, available lines of credit or other committed sources of funds to enable it to pay the Purchase Price to Seller on the Closing Date.

ARTICLE V

CLOSING CONDITIONS; ACKNOWLEDGEMENT AND AGREEMENT

5.1 Conditions to Obligations of Buyer. The obligations of Buyer hereunder in connection with the Closing are subject to the satisfaction, at or before the Closing, of the following conditions (all or any of which may be waived in whole or in part by Buyer in its sole discretion).

(a) Representations and Warranties. The representations and warranties of Seller set forth in Section 3 above shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date except to the extent such representations and warranties were made as of a specified date (in which case they shall be true and correct in all material respects as of such specified date);

(b) Performance of Covenants. Seller shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before the Closing;

(c) No Injunction. There shall not be any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, impair or restrain, this Agreement or any of the transactions contemplated by this Agreement;

(d) Delivery of Certificate. Seller shall have delivered to Buyer a certificate, reasonably satisfactory in form and substance to Buyer, dated as of the Closing Date and executed by an officer of Seller to the effect that each of the conditions specified in Section 5.1(a) and Section 5.1(b) is satisfied in all respects;

(e) Certificate of Incumbency. Seller shall have delivered to Buyer a certificate of incumbency, reasonably satisfactory in form and substance to Buyer, dated as of the Closing Date, as to the officers of Seller executing this Agreement and any certificate, instrument, agreement, or other document to be delivered by Seller at the Closing;

(f) FERC Approval. The Parties shall have received an Order from FERC under the FPA authorizing the transfer of the Purchased Interests under this Agreement, and such Order shall not be subject to appeal or rehearing; provided, however, that such Order may be subject to FERC’s statutory rehearing period if no intervention or rehearing requests shall have been filed in the applicable docket;

(g) Consents, Approvals, and Waivers. The Parties shall have received (i) the “Consent of the Members” (as defined in the Holdings LLC Agreement) under the Holdings LLC Agreement to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments, (ii) a waiver by the Class A Members of the requirements for the delivery of the instrument described in Section 9.3(a)(ii) of the Holdings LLC Agreement, and (iii) the consent of the Energy Hedge Provider under the Energy Hedges to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments.

(h) Certificate of Good Standing. Buyer shall have received a certificate of good standing with respect to Seller, as of a recent date, issued by the Secretary of State of Delaware;

(i) Non-Foreign Affidavit. Seller shall delivered to Buyer a duly executed affidavit of non-foreign status that complies with Section 1445 of the Code, in form and substance satisfactory to Buyer;

(j) Closing Deliverables. Buyer shall have received the items required to be delivered by Seller at the Closing pursuant to Section 2.4;

(k) Material Adverse Effect. No Material Adverse Effect to any Project, any Subject Company, any Major Project Participant, or any party to a Key Project Document has occurred since September 30, 2013, except for any Material Adverse Effect resulting from the negligence or willful misconduct of Buyer, or any entity that was or is, at the time of such negligence or willful misconduct, an Affiliate of Buyer, in the exercise of duties or responsibilities with respect to the Subject Companies.

(l) Wind Resource Report Bring-Downs. Buyer shall have received, with respect to each Project, bring-downs dated no earlier than ten (10) days prior to the Closing Date (or such other date as the Parties may otherwise agree) of the Wind Resource Reports, with each bring-down confirming that the current twenty- (20-) year energy production estimate for the Project is not less than 97.5% of the twenty- (20-) year energy production estimate in the corresponding Wind Resource Report (and provided that the bring-downs shall use the same methodology used in the Wind Resource Reports and take into account the actual performance characteristics of the Sites and the Projects as constructed, including actual wake losses, power curves, and electrical losses); provided, however, that for purposes of this Section 5.1(l), the baseline Wind Resource Report for the Senate Project shall be the draft report issued by the Wind Resource Consultant on October 24, 2011 (Issue K);

(m) Opinions Requirements. (i) The Parties have received an executed waiver from the Class A Members of the requirements for the delivery of opinions set forth in Section 9.3(c) of the Holdings LLC Agreement in connection with the transfer of the Purchased Interests or (ii) the Class A Members have received such opinions in form and substance satisfactory to them; and

(n) Guaranty Consent and Acknowledgement. Buyer shall have received a Consent and Acknowledgement in the form attached hereto as Exhibit E, signed by Gamesa Corporación Tecnológica, S.A.

5.2 Conditions to Obligations of Seller. The obligations of Seller hereunder in connection with the Closing are subject to the satisfaction, at or before the Closing, of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion).

(a) Representations and Warranties. The representations and warranties of Buyer set forth in Section 4 above shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date except to the extent such representations and warranties were made as of a specified date (in which case they shall be true and correct in all material respects as of such specified date);

(b) Performance of Covenants. Buyer shall have performed and complied in all material respects with all of the covenants and obligations required by this Agreement to be so performed or complied with by Buyer at or before the Closing;

(c) No Injunction. There shall not be any Order or Law in effect or any Action pending or threatened against any Party, Subject Company, or Project preventing, or which seeks to prevent, impair or restrain, this Agreement or any of the transactions contemplated by this Agreement;

(d) Delivery of Certificate. Buyer shall have delivered to Seller a certificate, reasonably satisfactory in form and substance to Seller, dated as of the Closing Date and executed by an officer of Buyer to the effect that each of the conditions specified in Section 5.2(a) and Section 5.2(b) is satisfied in all respects;

(e) Certificate of Incumbency. Buyer shall have delivered to Seller a certificate of incumbency, reasonably satisfactory in form and substance to Seller, dated as of the Closing Date, as to the officers of Buyer executing this Agreement and any certificate, instrument, agreement, or other document to be delivered by Buyer at the Closing;

(f) FERC Approval. The Parties shall have received an Order from FERC under the FPA authorizing the transfer of the Purchased Interests under this Agreement, and such Order shall not be subject to appeal or rehearing; provided, however, that such Order may be subject to FERC’s statutory rehearing period if no intervention or rehearing requests shall have been filed in the applicable docket;

(g) Consents, Approvals, and Waivers. The Parties shall have received (i) the “Consent of the Members” (as defined in the Holdings LLC Agreement) under the Holdings LLC Agreement to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments, (ii) a waiver by the Class A Members of the requirements for the delivery of the instrument described in Section 9.3(a)(ii) of the Holdings LLC Agreement, and (iii) the consent of the Energy Hedge Provider under the Energy Hedges to the AMBOSA Amendments, the OSA Amendments, and the TSA Amendments;

(h) Closing Deliverables. Seller shall have received the items required to be delivered by Buyer at the Closing pursuant to Section 2.5;

(i) Opinions Requirements. (i) The Parties have received an executed waiver from the Class A Members of the requirements for the delivery of opinions set forth in Section 9.3(c) of the Holdings LLC Agreement in connection with the transfer of the Purchased Interests or (ii) the Class A Members have received such opinions in form and substance satisfactory to them; and

(j) Guaranty Consent and Acknowledgement. Seller shall have received a Consent and Acknowledgement in the form attached hereto as Exhibit F, signed by Algonquin Power & Utilities Corp.

5.3 Acknowledgment and Agreement. Each of the Parties acknowledges and agrees that any conditions set forth in the Sponsor LLC Agreement that would otherwise be applicable to the transfer of the Purchased Interests as contemplated in this Agreement are hereby waived.

ARTICLE VI

INDEMNIFICATION

6.1 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of eighteen (18) months (such period the “Survival Period”) at which time they shall terminate and no Actions shall be taken for indemnification under Section 6.2 or Section 6.3 thereafter, except that (a) all representations and warranties set forth in Section 3.1 [Organization], Section 3.2 [Authority; Enforceability], Section 3.6 [Title; Encumbrances], and Section 3.7 [Brokers’ Fees] (collectively, the “Fundamental Representations”) shall survive the Closing until the expiration of the applicable statute of limitations and shall thereafter terminate and be of no further force or effect, and (b) the representation and warranty set forth in Section 3.8 [Affirmation of 60% MIPSA Representations and Warranties] shall survive the Closing, with respect to each affirmed representation and warranty made by Seller under the 60% MIPSA, for the survival period of such affirmed representation and warranty under the 60% MIPSA, but with such survival period commencing on the Closing Date.

6.2 Indemnification by Seller. From and after the Closing, subject to the other terms and limitations in this Agreement, Seller shall defend, indemnify and hold harmless Buyer and its Affiliates, and their respective directors, officers, partners, members, employees, consultants, agents, advisors, successors and assigns (collectively, the “Buyer Indemnified Persons”), from and against any and all Losses asserted against or incurred by any of the Buyer Indemnified Persons for (a) any breach of Seller’s representations or warranties made in this Agreement and (b) any breach of the covenants or obligations of Seller under this Agreement.

6.3 Indemnification by Buyer. From and after the Closing, subject to the other terms and limitations in this Agreement, Buyer shall defend, indemnify and hold harmless Seller and its Affiliates, and their respective directors, officers, partners, members, employees, consultants, agents, advisors, successors and assigns (collectively, the “Seller Indemnified Persons”), from and against any and all Losses asserted against or incurred by any of the Seller Indemnified Persons for (a) any breach of Buyer’s representations or warranties made in this Agreement and (b) any breach of the covenants or obligations of Buyer under this Agreement.

6.4 Limitations on Indemnity.

(a) Excluded Representations. Buyer on behalf of itself and each Buyer Indemnified Person releases Seller, and each person acting or purporting to act on behalf of Seller, from and against any and all liability in respect of any Excluded Representation to the fullest extent permitted by law except for any claims based on fraud, willful misconduct or intentional misrepresentation. Buyer acknowledges that, insofar as the release set out in Section 6.4(a) extends to Persons other than Seller, Seller holds the benefit of the release in trust for those other Persons.

(b) General Limitations on Claims. No Person shall be entitled to make any claim for breach of any representation or warranty under Section 6.2(a) in respect of, and Buyer acknowledges the representations and warranties contained in this Agreement are given subject to, all matters fairly disclosed in the disclosures set forth on the Seller Disclosure Schedules and, to the extent provided in Section 7.5, disclosures made by Seller in accordance with Section 7.5; provided, however, that any matter so disclosed shall relate only to those representations and warranties to which the applicability of such information is reasonably apparent.

(c) Limitations on the Extent of Claims. Notwithstanding any other provision of this Agreement, no liability shall attach to Seller in respect of any claim for breach of any representation or warranty to the extent that such claim is recovered by Buyer from any third party.

(d) Other Limitations. Notwithstanding anything to the contrary contained herein but subject to Section 6.7(d) and (e) below, none of the Buyer Indemnified Persons shall be entitled to assert any right to indemnification under Section 6.2(a) until the aggregate amount of all Losses actually suffered by the Buyer Indemnified Persons exceeds one percent (1%) of the Purchase Price (the “Deductible Amount”) (after which point Seller shall be obligated to indemnify the Buyer Indemnified Persons from and against any and all Losses including the Deductible Amount); provided, however, that the foregoing limitations shall not apply to any breach of any Fundamental Representations. Notwithstanding anything in this Agreement to the contrary, in no event shall Seller ever be required to indemnify Buyer or any of the other Buyer Indemnified Persons under Section 6.2 for Losses exceeding, in the aggregate, an amount equal to fifteen percent (15%) of the Purchase Price (the “Cap Amount”); provided, however that amounts payable for breaches of Fundamental Representations shall not be subject to nor included in the calculation of the Cap Amount. If a breach by Seller of a representation or warranty has occurred under this Agreement, then solely for purposes of calculating the amount of any Losses in respect of such breach which are subject to indemnification under this Article 6, such Losses shall be determined without regard to any limitation or qualification as to materiality, Material Adverse Effect, dollar thresholds or similar language in such representation or warranty.

(e) Waiver of Breach. Notwithstanding the foregoing, and without limiting Section 7.5, an Indemnified Party shall have no right of indemnification against an Indemnifying Party with respect to a breach of a representation or warranty as of the Closing if, as of the date hereof, the Indemnified Party had actual knowledge of the misrepresentation or breach of warranty; provided, however, that the foregoing shall not constitute a waiver of any other rights hereunder with respect to such misrepresentation or breach.

6.5 Mitigation and Limitations on Losses.

(a) Mitigation. In no event shall either Party be liable hereunder for any special, punitive, exemplary, incidental or consequential damages or lost profits, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby; provided, however, that amounts expressly specified herein shall not be deemed to be limited or waived by the foregoing. The Indemnified Party shall take commercially reasonable steps to mitigate all Losses upon becoming aware of any event which could reasonably be expected to give rise thereto, including commercially reasonable steps to avail itself of any defenses, limitations, rights of contribution, Actions against third Persons and other rights at Law or equity, and will provide such evidence and documentation of the nature and extent of the Losses as may be reasonably requested by the Indemnifying Party. The Indemnified Party’s commercially reasonable steps include the reasonable expenditure of money, at the Indemnifying Party’s sole expense, to mitigate or otherwise reduce or eliminate any Losses for which indemnification would otherwise be due under this Article 6. In the event of any obligation or liability of an Indemnifying Party under this Article 6 that does not arise from a Third Party Claim, upon receipt of written notice, the Indemnifying Party shall be permitted, at its option, to take action to cure any matter giving rise to a right of indemnification if the Loss has not yet been fully incurred for a period not to exceed thirty (30) days after such notice. The Indemnifying Party’s election not to exercise its right to cure shall not reduce or eliminate the Indemnified Party’s obligation to mitigate damages or the Indemnifying Party’s obligation to indemnify the Indemnified Party for any Losses.

(b) Limitation on Losses. The Losses giving rise to any indemnification obligation hereunder shall be limited to the actual loss suffered by the Indemnified Party (i.e., reduced by any insurance proceeds or other payment or recoupment actually received, realized or retained by the Indemnified Party as a result of the events giving rise to an Action for indemnification), net of the actual reduction in income Tax liability of the Indemnified Party (or the Affiliated Group of which it is a member) occasioned by such loss or damage, but including any costs, fees or expenses reasonably incurred by the Indemnified Party. Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Section 6.5. If and to the extent that an Indemnifying Party has made an indemnification payment to an Indemnified Party pursuant to this Section 6.5 with respect to a Loss and the Indemnified Party has been and will be fully indemnified and compensated for such Loss from a Party other than the Indemnifying Party, the Indemnified Party shall pay to the Indemnifying Party: (i) the amount of any payment irrevocably received by the Indemnified Party or any Affiliate thereof from a party other than the Indemnifying Party with respect to such Loss, and (ii) the amount of any insurance proceeds or other cash receipts actually received by the Indemnified Party or any of the Indemnified Party’s Affiliates with respect to such Loss or the matter that gave rise to the Loss, such amounts described in subparagraphs (i) and (ii) above shall be net of reasonable attorneys’ fees and other collection costs related to such payments and recoveries, and no right of subrogation shall accrue to any insurer hereunder. In no event shall an Indemnified Party be required to pay over, under this Section 6.5, an amount in the aggregate in excess of the indemnity payment previously payable to the Indemnifying Party with respect to the Losses in issue.

(c) No Liability Under Material Contracts or Third Party Work Product. Notwithstanding anything express or implied herein to the contrary, in no event shall Seller be liable hereunder in contract, tort for or otherwise with respect to any work product (whether written or otherwise) of third party advisors or professionals such as the Wind Resource Consultant (“Third Party Work Product”) including, for the avoidance of doubt, the Wind Resource Reports, it being acknowledged by Buyer that any Action with respect to any such documents or agreements shall be made solely under the terms of the Contract pursuant to which such Third Party Work Product was provided. Without limiting Seller’s liability hereunder for any breach of representation expressly made hereunder, including representations regarding the existence, breaches of, or effect of this Agreement or the transactions contemplated hereby upon any agreements, nothing herein shall be deemed to give rise to liability in contract, tort or otherwise under any Material Contract.

(d) Sole Remedies.

(i) Following the Closing Date, the provisions of this Article 6 shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement with respect to the transactions consummated on the Closing Date.

(ii) Neither this Section 6.5 nor any other provision of this Agreement shall be deemed to waive or limit in any way any representations, warranties, covenants, or agreements of any Person under any Project Document, or any rights or remedies available to any Subject Company under any Project Document or of any other party thereto.

(e) Other Agreements. Nothing herein shall be deemed to limit the liability of either Party or its Affiliates under any other Transaction Document, except to the extent that such liability is expressly stated to be solely a guaranty or other assumption of liability under this Agreement.

6.6 Matters Involving Third Parties.

(a) Third Party Claims. If any third party shall notify an Indemnified Party with respect to any matter (a “Third Party Claim”) that may give rise to an Action for indemnification against an Indemnifying Party under this Article 6, and if such Indemnified Party intends to seek indemnity with respect thereto hereunder, then such Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim in writing; provided, however, that subject to the time limitations specified in Section 6.1, a failure to give timely notice as provided in the foregoing will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually prejudiced as a result of such failure.

(b) Right to Assume Defense. The Indemnifying Party shall have thirty (30) days after receipt of such notice (or such longer period as may be reasonably agreed by the Indemnified Party) to elect to undertake, conduct and control the defense or settlement of the Third Party Claim (with counsel of its choice and at its own expense), provided that the Indemnifying Party confirms in writing its obligation to indemnify and hold harmless the Indemnified Party for the full amount of any Losses resulting from the Third Party Claim; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not to be unreasonably withheld or delayed, unless the judgment or proposed settlement (i) involves only the payment of money damages solely by the Indemnifying Party, and (ii) does not impose an Order or other equitable relief upon the Indemnified Party or otherwise prejudice the Indemnified Party as to similar Actions in the future. The Indemnifying Party shall keep the Indemnified Party fully informed as to all material developments in connection with the Third Party Claim.

(c) Right to Defend. So long as the Indemnifying Party, at the Indemnifying Party’s cost and expense, (1) has undertaken the defense of, and assumed full responsibility for, all indemnified Liabilities with respect to such Third Party Claim; (2) is reasonably contesting such Third Party Claim in good faith, by appropriate Actions; and (3) has taken such action (including the posting of a bond, deposit, or other security) as may be necessary to prevent any Action to foreclose a lien against or attachment of the property of the Indemnified Person for payment of such Third Party Claim, the Indemnified Person shall not pay any claim arising from or settle any such Action. If the Indemnifying Party fails, within thirty (30) days after the receipt of the Indemnified Person’s notice of an Action for indemnity hereunder (or such longer period as may be reasonably agreed by the Indemnified Party), to notify the Indemnified Person that the Indemnifying Party elects to undertake the defense thereof and assume full responsibility for all indemnified Liabilities with respect thereto, or fails, at any time after having given such notice, to contest such Action in good faith or to prevent any Action to foreclose a lien against or attachment of the Indemnified Person’s property as contemplated above, the Indemnified Person shall have the right to contest, settle, or compromise such Action and the Indemnified Person shall not thereby waive any right to indemnity for such Action under this Agreement.

(d) No Settlement. Except as set forth in Section 6.6(c) above, in no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

6.7 Coordination of Indemnification Under the 60% MIPSA and this Agreement. The following provisions shall apply effective upon the Closing:

(a) In no case shall Buyer be entitled to duplicate recovery of any monetary Loss under the provisions of the 60% MIPSA and this Agreement, collectively.

(b) Subject to the other provisions of this Section 6.7, Losses in respect of any claim subject to indemnification under the 60% MIPSA shall include all such Losses actually incurred by Buyer and shall not be prorated or otherwise reduced as a result of Buyer having held a lesser Percentage Interest in Sponsor prior to Closing under this Agreement. However, Losses in respect of any claim under this Agreement for which there is no corresponding claim under the 60% MIPSA (whether the survival period expired or such claim is otherwise not available) shall be limited to Buyer’s Purchased Interest acquired under this Agreement and shall not include any Losses in respect of the Percentage Interests acquired under the 60% MIPSA.

(c) The survival periods set forth in the 60% MIPSA for claims made under the 60% MIPSA shall not be extended by this Agreement. The survival periods set forth herein for claims under this Agreement shall commence on the Closing Date.

(d) The Deductible Amount, if any, applicable to claims under the 60% MIPSA or this Agreement shall be calculated on an aggregate basis as the applicable percentage (e.g., 1%) of Buyer’s Aggregate Consideration and no claim shall be made under either the 60% MIPSA or this Agreement unless all such claims shall, in the aggregate, exceed such Deductible Amount (it being understood that if the applicable survival period has expired under the 60% MIPSA but not under this Agreement, the Deductible Amount shall be equal to 1% of the Purchase Price paid by Buyer hereunder). “Buyer’s Aggregate Consideration” shall be the sum of the Buyer Project Funding amounts paid by Buyer, the Initial Capital Contributions paid by Buyer, the Additional Sponsor Purchase Paid by Buyer, the amount of $3 million paid by Buyer for an additional 1.25% interest in Sponsor on December 10, 2012, and the Purchase Price paid by Buyer hereunder.

(e) The Cap Amount, if any, applicable to claims under the 60% MIPSA and this Agreement shall be calculated on an aggregate basis as the applicable percentage (e.g., 15%) of Buyer’s Aggregate Consideration (it being understood that if the applicable survival period has expired under the 60% MIPSA but not under this Agreement, the Cap Amount shall be reduced to 15% of the Purchase Price paid by Buyer hereunder).

ARTICLE VII

COVENANTS

7.1 Satisfaction of Conditions.

(a) The Parties shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy the conditions to the obligations contained in this Agreement and shall not take or fail to take any action that would reasonably be expected to result in the nonfulfillment of any such condition.

(b) Without limiting the foregoing, Seller shall consult with and coordinate with Buyer to file or cause to be filed, as soon as practicable after the date hereof, the application required to be filed with FERC for an Order from FERC under the FPA authorizing the transfer of the Purchased Interests contemplated hereby. Seller shall consult with and cooperate with Buyer as to the contents of such application, and shall respond promptly to any requests for additional information made by FERC.

(c) Additionally, without limiting the foregoing, each Party shall use reasonable best efforts to cause all representations and warranties of such Party to be true and correct as of the Closing, and shall not take or fail to take any action that would reasonably be expected to result in any such representations and warranties of such Party to fail to be true and correct as of the Closing in any material respect.

7.2 Transfer Taxes. Buyer and Seller will each be responsible for 50% of all sales, use, transfer, real property transfer, recording, stock transfer and other similar Taxes and fees, if any, arising out of or in connection with the sale of the Purchased Interests and the consummation of the transactions contemplated by this Agreement. Buyer and Seller will indemnify, defend and hold harmless the other Party, its Affiliates, and the Subject Companies with respect to such Taxes for which it is responsible. Buyer and Seller shall cooperate in the filing of all necessary documentation and Tax Returns with respect to such Taxes.

7.3 Further Assurances.

(a) At any time or from time to time after the Closing, each Party will, upon the reasonable request of the other Party, execute and deliver any further instruments or documents, and exercise commercially reasonable efforts to take such further actions as may reasonably be required, to fulfill and implement the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, upon or, as necessary, promptly following the Closing Date, Seller and Buyer shall take such actions as necessary under any other agreements by or between the Parties or any of their Affiliates to reflect the increase in Buyer’s Percentage Interest in Sponsor from 60.00% to 100.00%.

7.4 Securities Law Covenant. Buyer will not transfer or otherwise dispose of any of the Purchased Interests, or any interest in the Purchased Interests, in such manner as to cause Seller or its Affiliates to be in violation of the registration requirements of the Securities Act, or applicable federal or state securities or blue sky Laws.

7.5 Notice of Developments.

(a) Prior to the Closing, each Party will advise the other in writing with respect to any matter arising after the date of this Agreement relevant to the Closing of which that Party obtains Knowledge and that, if existing or occurring on or prior to the date of this Agreement, would have been required to be disclosed to the other Party in order to make the representations and warranties in Article III or IV, as applicable, true and correct. Seller and Buyer shall also provide each other with notice of any event or circumstance related to the transactions contemplated by this Agreement having a Material Adverse Effect on a Subject Company promptly upon having Knowledge of such event or circumstance.

(b) Seller will from time to time prior to the Closing, promptly disclose to Buyer in writing any matter relevant to the Closing arising after the date of this Agreement, which if existing as of the date of this Agreement, would have been required to be disclosed to Buyer or described in the representations in Article III in order to make any representation or warranty set forth in this Agreement true and correct as of such date; provided, however, that no such disclosure shall be permitted to reflect matters constituting or arising out of a breach by Seller of any covenant under this Agreement, the ECCA or any other Transaction Document. In the event that Seller provides written notice to Buyer prior to the Closing that such matters, individually or in the aggregate, constitute a Material Adverse Effect but Buyer elects to effectuate the Closing, any breach of any representation or warranty made by Seller which would exist absent such disclosure will be deemed cured with respect to the Closing and all rights of Buyer to indemnification hereunder with respect to such breach shall be deemed waived with respect to the Closing. Any such disclosure shall otherwise be disregarded in determining, and shall not be deemed to be waived with respect to, the fulfillment and satisfaction of any conditions specified herein to any obligations of Buyer, and shall not be deemed to cure any breach of a representation or otherwise affect any other rights of Buyer hereunder; provided, however, that notwithstanding the foregoing, the Seller Disclosure Schedules shall be deemed updated for all purposes, and no breach or non-satisfaction of conditions shall be deemed to exist, for amendments or changes to Project Documents or other matters consented to by Buyer or expressly permitted under this Agreement.

7.6 Announcements. The Parties shall use commercially reasonable efforts to first consult with and consider any feedback from the other Party prior to issuing any press release relating to the transactions contemplated by this Agreement.

7.7 Project Completion Items. Buyer acknowledges that Seller has completed the matters described in Sections 7.15(a)-(d) and items 1, 2, and 4-6 on Schedule 7.15(e) of the 60% MIPSA. The Parties agree that, upon Closing, item 3 on Schedule 7.15(e) of the 60% MIPSA shall be deleted in its entirety (it being acknowledged by the Parties that the matters described in item 3 shall be addressed in the OMA Amendments and the TSA Amendments).

7.8 [Redacted]

ARTICLE VIII

TAX MATTERS

8.1 Tax Periods Ending on or Before the Closing Date. In accordance with the Sponsor LLC Agreement, Sponsor will prepare and file all Tax Returns for Sponsor for Tax periods ending on or prior to the Closing Date.

8.2 Tax Periods Beginning Before and Ending After the Closing Date. In accordance with the Sponsor LLC Agreement, Sponsor will prepare and file all Tax Returns for Sponsor for Tax periods that begin before the Closing Date and end after the Closing Date. Taxes that relate to any Taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (a) in the case of Taxes other than sales and use and withholding

Taxes, on a per diem basis, and (b) in the case of sales and use and withholding Taxes, as determined from the books and records of Sponsor as though the Taxable year of Sponsor terminated at the close of business on the Closing Date. For purposes of this Section 8.2, (x) “Post-Closing Tax Period” means any Taxable period beginning after the Closing Date and, with respect to any Taxable period beginning before and ending after the Closing Date, the portion of such Taxable period beginning after the Closing Date, and (y) “Pre-Closing Tax Period” means any Taxable period ending on or prior to the Closing Date and, with respect to any Taxable period beginning before and ending after the Closing Date, the portion of such Taxable period ending on the Closing Date.

8.3 Cooperation on Tax Matters.

(a) The Parties will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article 8 and any audit, litigation or other Action with respect to Taxes.

(b) The Parties further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including without limitation with respect to the transactions contemplated by this Agreement).

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated in its entirety prior to the Closing:

(a) by mutual written consent of the Parties hereto;

(b) by either Seller or Buyer in the event of the issuance of a final, non-appealable Order or Law restraining, enjoining, or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Buyer or Seller upon written notice to the other in the event of a material breach of any representation, warranty or covenant contained in this Agreement on the part of the other Party, which breach (i) would result in the failure of any condition to the terminating Party’s obligations set forth in Section 5 to be satisfied with respect to the Closing, and (ii) has not been cured within forty-five (45) days after the giving of written notice to the breaching Party of such breach; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any Party if such Party is then in material breach of any of its representations, warranties or covenants hereunder; provided, further, that in no circumstance shall any failure or delay of FERC to issue an Order authorizing the transfer of the Purchased Interests under this Agreement be deemed or construed to be a breach by Seller or Buyer of any such representation, warranty or covenant; and

(d) by either Seller or Buyer if the Closing has not occurred on or before June 30, 2014; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any Party that is then in material breach of any of its representations, warranties or covenants under this Agreement, or whose failure to take any action required to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of any Closing to occur prior to such date.

9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, written notice thereof shall promptly be given by the terminating Party to the other Party, and this Agreement shall become null and void upon the effectiveness of such notice and there shall be no liability or obligation hereunder on the part Seller or Buyer, or any of their respective Representatives or Affiliates, as the case may be, except for Section 7.8(g), this Section 9.2, Section 9.3, and Article 10, which shall continue to apply following any such termination; provided, however, that no termination of this Agreement or any portion of the obligations hereunder shall relieve any Party of liability for breach of this Agreement occurring prior to such termination, except as provided in Section 9.3. The other Party shall take commercially reasonable steps to mitigate all Losses arising therefrom.

9.3 Limitations of Liability. In no event shall either Party be liable hereunder for any special, punitive, exemplary, incidental or consequential damages or lost profits, whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby.

ARTICLE X

MISCELLANEOUS

10.1 No Effect on Contracts. The Parties acknowledge that Seller and/or certain of its Affiliates are obligated parties under certain of the Contracts to which the Subject Companies are party. Except as expressly provided in this Agreement, no provision hereof shall be construed as in any way modifying, decreasing, increasing, terminating, supplementing or in any other way modifying the representations, warranties or covenants of Seller and/or such Affiliates under any such Contracts.

10.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.3 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Party. Notwithstanding the foregoing, (a) Buyer may assign its rights hereunder to any of its Affiliates, and (b) Buyer shall, prior to Closing, assign its rights hereunder to purchase not less than one percent (1.0%) of the issued and outstanding membership interests of Sponsor to Algonquin Power Fund (America) Holdco Inc. or another Affiliate that is treated as a separate tax payer from Buyer for federal income tax purposes; provided, however, that no such assignment shall result in a breach of any representation or warranty by Buyer hereunder.

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The delivery of an executed counterpart of this Agreement by facsimile transmission or other electronic means shall be deemed to be effective as manual delivery thereof.

10.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 Notices. All notices, requests, demands, Actions, and other communications hereunder will be in writing. Any notice, request, demand, or other communication hereunder shall be deemed duly given two (2) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	Gamesa Wind US, LLC
1150 Northbrook Drive
Trevose, PA 19053
Attn: Vice President of Sales
Phone: 215-665-9810
Email: gonzain@gamesacorp.com

with a copy, which shall not constitute notice, to:
Gamesa Technology Corporation, Inc. 1150 Northbrook Drive Trevose, PA 19053 Attn: General Counsel Phone: 215-710-3100 Email: ffuselier@gamesacorp.com

If to Buyer:	Algonquin Power Fund (America) Inc. c/o Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario, Canada L6H 7H7 Attn: Chief Executive Officer Fax: (905) 465-4514

with a copy, which shall not constitute notice, to:

Algonquin Power Fund (America) Inc. c/o Algonquin Power & Utilities Corp. 2845 Bristol Circle

Oakville, Ontario, Canada L6H 7H7
Attn: General Counsel
Fax: (905) 465-4514

and to:

Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attn: James G. Goettsch, Esq.
Fax: (816) 983-8080

Any Party may send any notice, request, demand, Action, or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited courier, messenger service, facsimile, or ordinary mail), but no such notice, request, demand, Action, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, Actions, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.7 Governing Law; Forum; Submission to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York without regard to the conflicts of laws provisions thereof. Each Party hereby submits to the nonexclusive jurisdiction of the United States District Court and the courts of the State of New York, in either case sitting in the Borough of Manhattan for the purposes of all Actions arising out of or relating to this Agreement or the transactions contemplated hereby or thereby. Each Party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

10.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.9 Expenses; Attorney’s Fees. As between Buyer, on the one hand, and Seller, on the other hand, each Party shall (except as otherwise expressly provided in this Agreement) be responsible for its own costs and expenses, including any legal fees, incurred in connection with this Agreement and the transactions contemplated hereby. If any Action arising out of or related to this Agreement is brought by either Party, the prevailing Party shall be entitled to recover the costs and fees (including, without limitation, reasonable attorneys’ fees, the fees and costs of experts and consultants, copying, courier and telecommunication costs, and deposition costs and all other costs for discovery) incurred by such Party in such suit or Action, including, without limitation, any post-trial or appellate Action.

10.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.12 Enforcement of the Agreement. In the event of any default under this Agreement, or breach of any of the terms, conditions and provisions of this Agreement, the Party who is thereby aggrieved will have the right of specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The Parties agree that any such default or breach would cause irreparable injury, that the remedies at law for any such default or breach including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

10.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.14 Incorporation of Exhibits. The Exhibits identified in this Agreement are incorporated herein by reference and made an integral part hereof.

10.15 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the Parties with respect to the purchase and sale of the Purchased Interests, and contains the sole and entire agreement between the Parties with respect thereto. This Agreement supplements and amends, and is incorporated into as part and parcel of, the 60% MIPSA for all purposes (including the Buyer Parent Guaranty, the Seller Parent Guaranty, and the Gamesa Parent Indemnification Agreement); provided, however, for clarity, that except as herein amended, the 60% MIPSA shall remain in full force and effect and the Parties hereby ratify and confirm the terms, provisions and conditions thereof.

10.16 Time is of the Essence. Time is of the essence of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

GAMESA WIND US, LLC a Delaware limited liability company

By:	/s/ Borja Negro
Name: Borja Negro Title: Chief Executive Officer

ALGONQUIN POWER FUND (AMERICA) INC. a Delaware corporation

By:	/s/ Chris Jarratt
Name: Chris Jarratt Title: Authorized Signing Officer

By:	/s/ Ian Robertson
Name: Ian Robertson Title: Authorized Signing Officer

[Signature Page to Supplemental MIPSA]

Exhibit A

Form of AMBOSA Amendments

[Redacted]

Exhibit B

Form of OMA Amendments

[Redacted]

Exhibit C

Form of TSA Amendments

[Redacted]

Exhibit D

Seller’s Knowledge

1. Tracy Stoddard

2. Jason Regnier

3. Kristin Swenson

4. Wade Green

5. Rick Flail

6. Francis Fuselier

7. Laurie Mazer

8. Jocelyn Scribano

Exhibit E

Seller Parent Consent and Acknowledgement

[attached]

CONSENT AND ACKNOWLEDGEMENT:

Gamesa Corporación Technológica, S.A. (“Gamesa Guarantor”) hereby acknowledges and agrees as follows in connection with the execution and delivery of that certain Supplement and Amendment to the Third Amended and Restated Membership Interest Purchase Agreement, dated as of November 27, 2013 (the “Supplement”), by and between Gamesa Wind USA, LLC (as successor in interest to Gamesa Energy USA, LLC) (“Gamesa Wind”) and Algonquin Power Fund (America) Inc. (“APFA”):

(a)	For purposes of that certain 51% MIPA Guarantee, dated as of March 8, 2012, by Gamesa Guarantor in favor of APFA (the “Gamesa Guarantee”), that the foregoing Supplement constitutes a supplement and amendment to that certain 51% Membership Interest Purchase and Sale Agreement, dated as of December 30, 2011, as amended and restated as of March 8, 2012, as further amended and restated as of June 29, 2012, as further amended and restated by the Third Amended and Restated Membership Interest Purchase and Sale Agreement, dated as of October 9, 2012, and as amended on December 10, 2012, by and between Gamesa Wind and APFA, and that the obligations of Gamesa Wind under the Supplement constitute Guaranteed Obligations under the Gamesa Guarantee; and

(b)	Upon the Closing of the transaction contemplated by the Supplement, for purposes of that certain Second Amended and Restated Indemnification Agreement, dated as of March 8, 2012, as amended and restated June 29, 2012, and as further amended and restated as of October 9, 2012, by and among Gamesa Wind, Gamesa Guarantor, Wind Portfolio Sponsorco, LLC, and Algonquin Power Fund (America) Inc., the “Algonquin Percentage” as defined and used therein will be one-hundred percent (100%).

GAMESA CORPORACIÓN TECHNOLÓGICA, S.A.

By:	/s/ Juan Ramón Iñarritu Ibarreche
	Name:	Juan Ramón Iñarritu Ibarreche
	Title:	Chief Financial Officer

By:	/s/ José Antonio Cortajarena Manchado
	Name:	José Antonio Cortajarena Manchado
	Title:	General Secretary

Exhibit F

Buyer Parent Consent and Acknowledgement

[attached]

CONSENT AND ACKNOWLEDGEMENT:

Algonquin Power & Utilities Corp. (“Algonquin Guarantor”) hereby acknowledges and agrees as follows in connection with the execution and delivery of that certain Supplement and Amendment to the Third Amended and Restated Membership Interest Purchase Agreement, dated as of November 27, 2013 (the “Supplement”), by and between Gamesa Wind USA, LLC (as successor in interest to Gamesa Energy USA, LLC) (“Gamesa Wind”) and Algonquin Power Fund (America) Inc. (“APFA”):

(a)	For purposes of that certain 51% MIPA Guarantee, dated as of March 8, 2012, by Algonquin Guarantor in favor of Gamesa Wind (the “Algonquin Guarantee”), that the foregoing Supplement constitutes a supplement and amendment to that certain 51% Membership Interest Purchase and Sale Agreement, dated as of December 30, 2011, as amended and restated as of March 8, 2012, as further amended and restated as of June 29, 2012, as further amended and restated by the Third Amended and Restated Membership Interest Purchase and Sale Agreement, dated as of October 9, 2012, and as amended on December 10, 2012, by and between Gamesa Wind and APFA, and that the obligations of APFA under the Supplement constitute Guaranteed Obligations under the Algonquin Guarantee.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Chris Jarratt
	Name:	Chris Jarratt
	Title:	Vice Chair

By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Chief Executive Officer